Insider name: Herrick, Lloyd William

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Ceased to be Insider: Not applicable

Security designation: Common Shares

Transaction ID	Date of transaction	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1765758	2010-12-21	2010-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	15.2410	524,121						
1765762	2010-12-21	2010-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	15.0000 USD	514,121						
1765768	2010-12-22	2010-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	15.4030 USD	484,121						
1765773	2010-12-22	2010-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-14,000	15.6250	470,121						
1765787	2010-12-22	2010-12-22	Direct Ownership :	51 - Exercise of options	+104,000	4.2700	574,121						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1765783	2010-12-22	2010-12-22	Direct Ownership :	51 - Exercise of options	-104,000	4.2700	517,000		4.2700		Common Shares	-104,000	517,000